

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 7, 2011

<u>Via U.S. Mail</u>

Mr. Joel M. Bennett, Chief Financial Officer
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265

   Re: JAKKS Pacific, Inc.
     Form 10-K for the year ended December 31, 2009
     Filed March 17, 2010
     File No. 000-28104

Dear Mr. Bennett:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Linda Cvrkel
       Branch Chief